Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 6-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term sheet to
Product Supplement No. 6-I
Registration Statement No. 333-177923
Dated March 20, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments	**$**
	Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, Russell 2000® Index, and the MSCI EAFE® Index due March 27, 2020

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 27, 2020.*
- Cash payment at maturity of principal plus the Additional Amount, if any, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a weighted basket consisting of three equity indices over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking repayment of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about March 20, 2012 and are expected to settle on or about March 27, 2012.

Key Terms

Basket: The notes are linked to a weighted basket consisting of the S&P 500® Index ("SPX"), Russell 2000® Index ("RTY") and the MSCI EAFE® Index ("MXEA") (each a "Basket Index", and collectively, the "Basket Indices").

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Basket Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero.

Participation Rate: At least 102.60%

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be on or about March 20, 2012.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Component Weightings: The SPX Weighting is 55%, the RTY Weighting is 15% and the MXEA Weighting is 30% (each a "Component Weighting," and collectively, the "Component Weightings").

Basket Closing Level: On the Observation Date, the Basket Closing Level will be calculated as follows:

$100 \times [1 + (\text{SPX Return} \times 55\%) + (\text{RTY Return} \times 15\%) + (\text{MXEA Return} \times 30\%)]$

Each of the SPX Return, RTY Return and MXEA Return reflects the performance of the relevant Basket Index, expressed as a percentage, from the relevant Basket Index closing level on the pricing date to its closing level on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 6-I.

Observation Date: March 20, 2020*

Maturity Date: March 27, 2020*

CUSIP: 48125VSN1

* Subject to postponement in the event of a market disruption event as described under "Description of Notes — Payment at Maturity – D. Other Terms" in the accompanying product supplement no. 6-I.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 6-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement no. 6-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 6-I, underlying supplement no. 1-I, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $14.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.00 per $1,000 principal amount note. The concessions of approximately $2.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $14.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 20, 2012

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 6-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC's website):

- Product supplement no. 6-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF CAPITAL AT MATURITY** — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL IF THE ENDING BASKET LEVEL IS GREATER THAN THE STARTING BASKET LEVEL**— At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero. The Basket Return will reflect the performance of the Basket, expressed as a percentage, from the Starting Basket Level of 100 to the Ending Basket Level on the Observation Date.

- **DIVERSIFICATION OF THE BASKET INDICES** — Because the S&P 500® Index and the Russell 2000®Index, both of which are benchmark indices for the U.S. equity markets, collectively make up 70% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the U.S. equity markets, as represented by the S&P 500® Index and the Russell 2000®Index.
  The return on the notes is linked to a weighted basket consisting of the S&P 500® Index, the Russell 2000®Index and the MSCI EAFE® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity market. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. For additional information about the Basket Indices, see the information under "The S&P 500® Index", "The Russell Indices" and "The MSCI Indices" in the accompanying underlying supplement no. 1-I.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 6-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Notes Treated as Contingent Payment Debt Instruments", when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on March 19, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 3.74%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 3.74% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component equity securities of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 6-I dated November 14, 2011 and in the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested directly in any of the component equity securities of the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 6-I for additional information about these risks. In addition, we are currently one of the companies that make up the S&P 500® Index.
  We will not have any obligation to consider your interests as a holder of the notes taking any corporate action that might affect the value of the Index and the notes.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **CHANGES IN THE LEVELS OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Movements in the level of the Basket Indices may not correlate with each other. At a time when the level of one of the Basket Indices increases, the level of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one Basket Index may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Indices. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. Even if one or more of the Basket Indices appreciate significantly over the term of the notes, you may receive not more than the principal amount of your notes at maturity.

- **THE MSCI EAFE® INDEX, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component securities of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the MSCI EAFE® Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI EAFE® Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS** – The equity securities that compose the MSCI EAFE® Index have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS —** The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.



- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the markets of the equity securities composing the MSCI EAFE® Index;
  - the level of inflation;
  - a variety of economic, financial, political, regulatory and judicial events that affect the equity securities underlying the Basket Indices or stock markets generally;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the MSCI EAFE® Index are traded and the correlation between that rate and the level of the MSCI EAFE® Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including the payment of the Additional Amount) on a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80%, and reflects the Starting Basket Level of 100 and assumes a Participation Rate of 102.60% (the actual Participation Rate will be set on the pricing date and will not be less than 102.60%). The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (102.6%)	Additional Amount		Principal		Payment at Maturity
180.00	80.00%	82.08%	$820.80	+	$1,000	=	$1,820.80
170.00	70.00%	71.82%	$718.20	+	$1,000	=	$1,718.20
160.00	60.00%	61.56%	$615.60	+	$1,000	=	$1,615.60
150.00	50.00%	51.30%	$513.00	+	$1,000	=	$1,513.00
140.00	40.00%	41.04%	$410.40	+	$1,000	=	$1,410.40
130.00	30.00%	30.78%	$307.80	+	$1,000	=	$1,307.80
120.00	20.00%	20.52%	$205.20	+	$1,000	=	$1,205.20
115.00	15.00%	15.39%	$153.90	+	$1,000	=	$1,153.90
110.00	10.00%	10.26%	$102.60	+	$1,000	=	$1,102.60
105.00	5.00%	5.13%	$51.30	+	$1,000	=	$1,051.30
100.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
95.00	-5.00%	N/A	$0.00	+	$1,000	=	$1,000.00
90.00	-10.00%	N/A	$0.00	+	$1,000	=	$1,000.00
85.00	-15.00%	N/A	$0.00	+	$1,000	=	$1,000.00
80.00	-20.00%	N/A	$0.00	+	$1,000	=	$1,000.00
70.00	-30.00%	N/A	$0.00	+	$1,000	=	$1,000.00
60.00	-40.00%	N/A	$0.00	+	$1,000	=	$1,000.00
50.00	-50.00%	N/A	$0.00	+	$1,000	=	$1,000.00
40.00	-60.00%	N/A	$0.00	+	$1,000	=	$1,000.00
30.00	-70.00%	N/A	$0.00	+	$1,000	=	$1,000.00
20.00	-80.00%	N/A	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 121. The SPX Return is equal to 30%, the RTY Return is equal to 10% and the MXEA Return is equal to 10%. The Basket Closing level is calculated as follows:

100 [1 + (30% x 55%) + (10% x 15%) + (10% x 30%)] = 121

Because the Ending Basket Level of 121 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $215.46 and the final payment at maturity is equal to $1,215.46 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(121-100)/100] × 102.60%) = $1,215.46

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 84.50. The SPX Return is equal to -20%, the RTY Return is equal to -10% and the MXEA Return is equal to -10%. The Basket Closing level is calculated as follows:

100 [1 + (-20% x 55%) + (-10% x 15%) + (-10% x 30%)] = 84.50

Because the Ending Basket Level of 84.50 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 74.50. The SPX Return is equal to -30%, the RTY Return is equal to -20% and the MXEA Return is equal to -20%. The Basket Closing level is calculated as follows:

100 [1 + (-30% x 55%) + (-20% x 15%) + (-20% x 30%)] = 74.50

Because the Ending Basket Level of 74.50 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 4: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 118.50.

The SPX Return is equal to 20%, the RTY Return is equal to 30% and the MXEA Return is equal to 10%. The Basket Closing level is calculated as follows:

$$100 [1 + (20\% \times 55\%) + (30\% \times 15\%) + (10\% \times 30\%)] = 118.50$$

Because the Ending Basket Level of 118.50 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $189.81 and the final payment at maturity is equal to $1,189.81 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(118.50\text{-}100)/100] \times 102.60\%) = \$1,189.81$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Hypothetical Graph of Amounts Payable at Maturity

The following graph demonstrates a subset of the hypothetical returns detailed in the table above (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of the $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.



Historical Information

The following graphs show the historical weekly performance of each Basket Index from January 5, 2007 through March 16, 2012. The last graph below shows the weekly performance of the Basket as a whole from January 5, 2007 through March 16, 2012 and assumes the Basket level on January 5, 2007 was 100 and that the SPX Weighting is 55%, the RTY Weighting is 15% and the MXEA Weighting is 30% of the Basket on that date. The closing level of the S&P 500® Index on March 19, 2012 was 1,409.75. The closing level of the Russell 2000® Index on March 19, 2012 was 837.77. The closing level of the MSCI EAFE® Index on March 19, 2012 was 1,581.11. We obtained the index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket Indices on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in any positive return on your initial investment.









Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.